September 19, 2007
Ms. Kathleen Krebs
Special Counsel
Division of Corporation Finance
Mail Stop 3720
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	SEC Comment Letter dated August 21, 2007 related to Service Corporation International’s Definitive Schedule 14A Filed April 6, 2007 File No. 1-06402
Dear Ms. Krebs:
This letter relates to the comments that Service Corporation International (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated August 21, 2007 with respect to the above referenced filing.
Pursuant to our discussion on September 18, 2007, this will confirm the Company’s request that the due date for our response to the Staff’s comments be extended from September 21, 2007 to October 3, 2007. The reason for the request is to allow sufficient time for our proposed response to be reviewed by the Compensation Committee of our Board of Directors.
If you have any questions, please do not hesitate to call me at 713-525-9753.

Sincerely yours,
/s/ Curtis G. Briggs
Curtis G. Briggs
Senior Corporate Counsel and Assistant Secretary

SCI MANAGEMENT
1929 ALLEN PARKWAY • P.O. BOX 130548 • HOUSTON, TX 77219-0548 • (713) 525-9753 • FAX (713) 525-7332
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